SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2019

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	Circular regarding proposed election of directors, proposed amendments to articles of association and notice of extraordinary general meeting, dated July 4, 2019

1.2	Notice of extraordinary general meeting, dated July 4, 2019

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 5, 2019	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman, Chief Executive Officer, President and Chief Operating Officer

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED ELECTION OF DIRECTORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice dated 4 July 2019 convening the Extraordinary General Meeting of China Telecom Corporation Limited to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 19 August 2019 at 10:00 a.m. is set out on pages 11 to 12 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

4 July 2019

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited (中國電信股份有限公司), a joint stock limited company, listed on the Main Board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications businesses such as Internet access services, information services and other related services

“Company Law”	Company Law of the People’s Republic of China

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on 19 August 2019, the notice of which is set out in this circular, or any adjournment thereof

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Gao Tongqing	Xicheng District
Chen Zhongyue	Beijing 100033, PRC
Zhu Min

Place of business in Hong Kong:
Non-Executive Director:	28th Floor
Chen Shengguang	Everbright Centre
108 Gloucester Road
Independent Non-Executive Directors:	Wanchai, Hong Kong
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

4 July 2019

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION OF DIRECTORS,

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the EGM and to set out the notice of EGM.

At the EGM, ordinary resolutions will be proposed to approve the proposed election of executive directors and a special resolution will be proposed to approve the proposed amendments to the Articles of Association.

LETTER FROM THE BOARD

2.	PROPOSED ELECTION OF DIRECTORS

Reference is made to the announcement of the Company dated 28 June 2019 in relation to the proposed appointments of Directors. The Board has proposed to appoint Mr. Liu Guiqing (“Mr. Liu”) and Mr. Wang Guoquan (“Mr. Wang”) as Executive Directors of the Company and ordinary resolutions will be proposed to the Shareholders at the EGM for their consideration and approval.

The biographical details of the proposed Directors are set out below:

Mr. Liu Guiqing, age 52, is an Executive Vice President of the Company. Mr. Liu is a professor-level senior engineer and received a doctorate degree in engineering science from National University of Defense Technology. Mr. Liu served as Deputy General Manager and General Manager of China Unicom Hunan branch and General Manager of China Unicom Jiangsu provincial branch. He is also a Vice President of China Telecommunications Corporation. Mr. Liu has extensive experience in management and the telecommunications industry.

Mr. Wang Guoquan, age 47, is an Executive Vice President of the Company. Mr. Wang received an executive master degree of business administration (EMBA) from Business School, Renmin University of China. Mr. Wang served as Deputy General Manager and General Manager of the China Telecom Hebei branch and General Manager of the Marketing Department of China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation and a director of Besttone Holding Co., Ltd.. Mr. Wang has extensive experience in management and the telecommunications industry.

Save as disclosed above, Mr. Liu and Mr. Wang did not hold any directorship in any other listed companies nor take up any other position in any group companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. As at the date of this circular, Mr. Liu and Mr. Wang do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointments of Mr. Liu and Mr. Wang that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules nor any other matters which need to be brought to the attention of the Shareholders.

Upon the appointments of Mr. Liu and Mr. Wang as Directors of the Company having been approved at the EGM, the Company will enter into service contracts with Mr. Liu and Mr. Wang, respectively (with effect from the date of passing the relevant resolutions until the annual general meeting of the Company for the year 2019 to be held in year 2020). The Board, after obtaining the authorisation at the EGM, will determine the remuneration of Mr. Liu and Mr. Wang with reference to their duties, responsibilities, experience as well as current market conditions. Further details will be disclosed following the determination of their remuneration.

LETTER FROM THE BOARD

Recommendation

The Board considers that the proposed election of Directors are in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

3.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Company proposes to amend the Articles of Association for the following reasons:

(I)

Reference is made to the announcement of the Company published on 6 June 2019. The Company was notified by China Telecommunications Corporation that China Telecom has been granted from the Ministry of Industry and Information Technology of the People’s Republic of China the permit to operate 5G digital cellular mobile service.

(II)	On 26 October 2018, the relevant provisions of the Company Law on share repurchase by a company have been amended.

Accordingly, the Company proposes to amend the relevant provisions of the Articles of Association regarding the business scope of the Company as well as the provisions in relation to share repurchase. For details of the proposed amendments to the Articles of Association, please refer to Appendix I of this circular.

Recommendation

The Board considers that the proposed amendments to the Articles of Association are in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

4.	EGM

A notice convening the EGM is set out on pages 11 to 12 of this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 29 July 2019.

LETTER FROM THE BOARD

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Office of the Board of Directors of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

By Order of the Board
China Telecom Corporation Limited Ke Ruiwen
Chairman, Chief Executive Officer, President and Chief Operating Officer

APPENDIX I            PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The proposed amendments to the Articles of Association are detailed as follows:

Article No.	Article provisions before amendment	Article provisions after amendment
Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

Basic telecommunications businesses include:

Engage in second generation 800MHz CDMA digital cellular mobile communications business, third generation CDMA2000 digital cellular mobile communications business, the LTE/4G digital cellular mobile communications business (TD-LTE/LTE FDD), fifth generation digital cellular mobile communications business, satellite mobile communications business, satellite fixed communications business, satellite transponders rental and sales business in the People’s Republic of China.

APPENDIX I            PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment
Article 30

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purposes of reducing its capital;

(2)   merging with another company that holds shares in the Company;

(3)   other circumstances permitted by laws and administrative regulations.

The Company’s repurchase of its issued shares shall comply with the provisions of Articles 31 to 34.

The Company may, in accordance with the procedures set out in the Company’s Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

(1)   ~~cancellation of shares for the purposes of~~ reducing its capital;

(2)   merging with another company that holds shares in the Company;

(3)   ~~other circumstances permitted by laws and administrative regulations.~~ utilising shares for employee stock ownership plan or share incentive scheme;

(4)   repurchasing shares upon request raised by shareholders who had divergent views on approved resolutions in connection with a merger and division of the Company at the general meeting;

(5)   utilising shares for conversion of corporate bonds issued by the Company which are convertible into shares;

(6)   as necessary for maintenance of the Company’s value and shareholders’ rights and interests.

The Company’s repurchase of its issued shares shall comply with the provisions of Articles 31 to 34.

APPENDIX I            PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment
Article 31

The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(1)   by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares outside of the stock exchange by means of an agreement.

~~The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:~~ The Company may repurchase its shares under the circumstances stated in clause (1), (2) or (4) of paragraph one of Article 30, in one of the following ways:

(1)   by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares outside of the stock exchange by means of an agreement.

Any repurchase of shares by the Company under the circumstances stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be made by way of a public centralised trading.

APPENDIX I            PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment
Article 32

The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company’s Articles of Association) before it can repurchase shares outside of the stock exchange by means of an agreement. Any repurchase of shares by the Company pursuant to the provisions as stated in clause (3), (5) or (6) of paragraph one of Article 30 shall be subject to a board resolution approved by over two-thirds of the directors attending the meeting. The Company may, by obtaining the prior approval of the shareholders in a general meeting in the same manner as described above cancel, release, vary or waive its rights under an agreement which has been so entered into.

	An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.	An agreement for the repurchase shares referred to in the preceding paragraph includes (but is not limited to) an agreement to become liable to repurchase shares or an agreement to acquire the right to repurchase shares.

	The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.	The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

APPENDIX I            PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article No.	Article provisions before amendment	Article provisions after amendment
Article 33	Shares which have been legally repurchased by the Company shall be cancelled within the period prescribed by law and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital and make a public announcement.	~~Shares which have been legally repurchased by the Company shall be cancelled within the period prescribed by law and administrative regulations, and the Company shall apply to the original companies registration authority for registration of the change in its registered capital and make a public announcement.~~

	The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.	In the event that the repurchase of shares by the Company in accordance with paragraph one of Article 30 is under the circumstances stated in clause (1), the shares shall be cancelled within 10 days from the day of repurchase; in the event that such repurchase is under the circumstances stated in clause (2) or (4), the shares shall be transferred or cancelled within 6 months; in the event that such repurchase is under the circumstances stated in clause (3), (5) or (6), the total shares of the Company held by the Company shall not exceed 10% of the total shares of the Company in issue and shall be transferred or cancelled within 3 years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered share capital.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 19 August 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the election of Mr. Liu Guiqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Liu Guiqing; and THAT the Board be and is hereby authorised to determine his remuneration.

2.

THAT the election of Mr. Wang Guoquan as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Wang Guoquan; and THAT the Board be and is hereby authorised to determine his remuneration.

And as special business, to consider and, if thought fit, pass the following as a special resolution:

SPECIAL RESOLUTION

3.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 4 July 2019

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

(1)

Details of the resolution stated above are set out in the circular dated 4 July 2019 of the Company. In relation to the special resolution stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 19 July 2019 to 19 August 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 18 July 2019. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 19 August 2019 are entitled to attend the extraordinary general meeting.

(3)

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies    to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 4 July 2019.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

(5)

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 29 July 2019.

(6)

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity.    If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(7)	All resolutions proposed at the extraordinary general meeting will be voted by poll.

(8)

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 19 August 2019 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.

THAT the election of Mr. Liu Guiqing as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Liu Guiqing; and THAT the Board be and is hereby authorised to determine his remuneration.

2.

THAT the election of Mr. Wang Guoquan as a Director of the Company be and is hereby considered and approved, and shall take effect from the date of passing this resolution until the annual general meeting of the Company for the year 2019 to be held in year 2020; THAT any Director of the Company be and is hereby authorised to sign on behalf of the Company the Director’s service contract with Mr. Wang Guoquan; and THAT the Board be and is hereby authorised to determine his remuneration.

And as special business, to consider and, if thought fit, pass the following as a special resolution:

SPECIAL RESOLUTION

3.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, China, 4 July 2019

Notes:

(1)

Details of the resolution stated above are set out in the circular dated 4 July 2019 of the Company. In relation to the special resolution stated above, the Chinese version of the relevant proposed resolution shall prevail over its English version as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

(2)

The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 19 July 2019 to 19 August 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 18 July 2019. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 19 August 2019 are entitled to attend the extraordinary general meeting.

(3)

Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 4 July 2019.

(4)

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of Directors of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The Office of the Board of Directors of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 5850 1800). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he/she so wishes.

(5)

Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 29 July 2019.

(6)

Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

(7)	All resolutions proposed at the extraordinary general meeting will be voted by poll.

(8)

The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman, chief executive officer, president and chief operating officer); Mr. Gao Tongqing, Mr. Chen Zhongyue and Madam Zhu Min (as the chief financial officer) (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).